March 22, 2012

VIA EDGAR and Federal Express

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC.  20549

Re:            Viacom Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed November 10, 2011
Form 10-Q for the quarterly period ended December 31, 2011
Filed February 2, 2012
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated March 8, 2012 concerning our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011.  For the purposes of this letter, we refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 as our “2011 Form 10-K” and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011 as our “Q1 2012 Form 10-Q”.  References to “we”, “us”, “our” and the “Company” refer to Viacom Inc.  For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year ended September 30, 2011

Financing Activities, page 58

Stock Repurchase Program, page 93

1.
Please expand your disclosure to address the timing and funding of the increased $10 billion stock repurchase program, which has a remaining capacity of $7.2 billion, since it will impact your liquidity in a material way.  We note that you used net proceeds from your debt offerings in December 2011 to repurchase 16.2 million shares for $700 million. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis at  http://www.sec.gov/rules/interp/2010/33-9144fr.pdf.  Please provide us with the proposed disclosures that you will include in your future filings to provide the details above.

We believe that share repurchases are an effective way of returning capital to shareholders. On page 56 of our 2011 Form 10-K and page 20 of our Q1 2012 Form 10-Q, we disclose that share repurchases under our stock repurchase program are discretionary and that we use cash for share repurchases as deemed appropriate by the Company. This could include limiting or suspending share repurchases. Illustrating that point, and as disclosed on page 58, we suspended share repurchases in 2009 in response to the deterioration and uncertainty in the global economic environment at that time. We also disclose our primary uses of cash and note that our cash flows from operations, together with our credit facilities, provide us with adequate resources to fund our anticipated ongoing cash requirements. Share repurchases, by nature, can be adjusted depending on future circumstances, including the amount of future operating cash flows, alternative investment opportunities, economic outlook, etc. In addition, there is no expiration date on the $10.0 billion stock repurchase program, which provides the Company with additional flexibility in terms of the timing and funding of share repurchases under the program.   As a point of reference, in fiscal year 2011, the Company generated $2.6 billion of operating cash flows and used $2.5 billion of cash for share repurchases. While we expect to utilize a substantial portion of our operating cash flows for share repurchases, we expect to continue to manage the program such that it will not impact our overall liquidity.

Specifically with respect to share repurchase activity in the first fiscal quarter of 2012, we respectfully note that the Company took advantage of favorable market conditions in December 2011 and issued a total of $1.0 billion of debt. The net proceeds were used for general corporate purposes, including the repayment of outstanding debt and share repurchases. We also generated over $600 million of cash flow from operations in the quarter, and had cash balances of $1.15 billion and unused capacity under our credit facilities of $2.7 billion at December 31, 2011.

In response to the Staff’s comment, we will include the following additional disclosure in future filings (incremental disclosure in bold):

Financing Activities

Cash used in financing activities was $454 million for the quarter ended December 31, 2011, compared with $568 million in the same period in 2010. The net outflow was primarily driven by the settlement of share repurchases and dividends. During the quarter ended December 31, 2011, we repurchased 16.2 million shares for an aggregate price of $700 million and paid $141 million in dividends. From January 1, 2012 through February 1, 2012, we repurchased an additional 4.1 million shares for an aggregate purchase price of $192 million. The net impact of our issuance of $1.0 billion of senior notes and debt repayments in the quarter contributed a partially offsetting inflow.

As of February 1, 2012, we had $6.3 billion remaining in our $10.0 billion stock repurchase program. The remaining share repurchases under the program are expected to be funded through a combination of cash generated by operations, borrowings under our credit facilities and external financing, as deemed appropriate.

Form 10-Q for the Quarterly Period ended December 31, 2011

Media Networks, page 17

Advertising, page 17

2.	As stated, domestic advertising revenues decreased 3%, driven by lower ratings and softness in the advertising market. Please expand your disclosure to cite the specific factors that caused your ratings to decline.  Additionally, please explain what you mean by “softness in the advertising market” and whether you expect the trend to improve or to continue during the year.  In this regard, we note that in your earnings call for the 1st quarter of fiscal year 2012 you referred to scatter market trends (scatter pricing and volume) versus upfront buy.  Please also address the impact of political advertising in the quarter just ended, if any, and whether it could offset a negative trend or drive revenue growth for the remainder of the year.  Please provide us with the proposed disclosures that you will include in your future filings to provide the details above.

The Company continuously invests in programming content that fits our core businesses and brand portfolios based on research, as part of our strategy to grow ratings. Given the nature of ratings, it is not possible to reliably attribute ratings fluctuations in a given period to specific factors since ratings are measured by third parties using proprietary sampling techniques for use by the industry. However, due to the inherent subjectivity of audience tastes, we include the following disclosure within the Media Networks business discussion on page 3 of our 2011 Form 10-K:

“The advertising revenues generated by our program services depend on the number of households subscribing to the service, household and viewership demographics and ratings as determined by third party research companies such as The Nielsen Company (US), LLC (“Nielsen”). Our media networks properties target key audiences. For example, MTV targets teen and young adult demographics, Nickelodeon targets kids and their families and BET targets African-American audiences…Our advertising revenues may be affected by the strength of advertising markets and general economic conditions and may fluctuate depending on the success of our programming, as measured by viewership, at any given time.”

We also note our inclusion of the following risk factor:

“Our Success is Dependent upon Audience Acceptance of our Brands, Programming, Motion Pictures and Other Entertainment Content, which is Difficult to Predict

…In our Media Networks business, our advertising revenues typically are a product of audience size and pricing, which reflect market conditions. Depending on the success of our programming at any given time, one or more of our cable networks can experience ratings fluctuations that negatively affect our advertising revenues…”

The Company used the phrase “softness in the advertising market” to refer to lower demand in the advertising market as a result of general economic conditions. Advertising sold in the scatter market is relatively close to the time of airing and therefore closely mirrors current market conditions (as opposed to advertising sold in advance of the fiscal year in the upfront market). In the second half of our first fiscal quarter, the volume of sales activity slowed, a deceleration seen industry-wide. We respectfully note the following disclosure of page 3 of our 2011 Form 10-K, which describes the characteristics of the upfront and scatter markets:

“We sell a certain amount of our advertising inventory on our program services in advance each year in the upfront market, and other inventory in the scatter market closer to the time a program airs. Upfront sales and pricing for each new cable broadcast year are largely determined in our third fiscal quarter and reflected beginning in the first quarter of our subsequent fiscal year.”

Market conditions remain uncertain and we are continuing to experience ratings softness in certain networks. We believe that risk inherently exists in the global economy and that it would not be practical to provide a forecast of future advertising growth trends. As required by Regulation S-K Item 303(a)(3)(ii), we would disclose any known adverse trends or uncertainties.

Political advertising did not have a material impact on our advertising revenues for the quarter ended December 31, 2011, nor do we expect political advertising to have a material impact on our advertising revenue growth for the foreseeable future.

In response to the Staff’s comments, we will include the additional disclosure presented below in future filings to cite the specific factors that can be expected to contribute to fluctuations in ratings and clarify the reference to softness in the advertising market (incremental disclosure in bold).

Revenues

Our Media Networks segment generates revenues principally in three categories: (i) the sale of advertising time related to our content and associated marketing services, (ii) affiliate fees from cable television operators, direct-to-home satellite television operators, digital distributors and mobile networks and (iii) ancillary revenues, which include consumer products licensing, brand licensing, home entertainment sales of our programming, television syndication and casual gaming. Our advertising revenues may be affected by the strength of advertising markets and general economic conditions and may fluctuate depending on the success of our programming, as measured by viewership, at any given time. Audience measurement ratings may vary due to the timing of availability of new episodes of popular programming, success of our programming, performance of competing programs and methods used by third parties to measure ratings.

Advertising
Worldwide advertising revenues decreased $39 million, or 3%, to $1.354 billion in the quarter December 31, 2011. Domestic advertising revenues decreased 3%, driven by lower ratings, as well as lower demand in the advertising market as a result of general economic conditions in the second half of the quarter. International advertising revenues decreased 4%, including the timing of certain event-driven programming in the prior year quarter. Foreign exchange also had a 1-percentage point unfavorable impact on international revenues.

3.
On pages five to ten of your Form 10-K, you disclosed your online, digital and mobile destinations, including their respective average monthly unique visitors and video streams.  You also provided a cautionary statement on consumer behavior on page 22. Please disclose management’s view as to whether growth in these multiple platforms has started to negatively impact television viewership, and ultimately ratings and advertising revenue.  If so, please describe the strategies that you developed to address them.  Please provide us with the proposed disclosures that you will include in your future filings to provide the details above.

We respectfully note that while growth in online, digital and mobile platforms may negatively impact television viewership, recent industry data supports that overall television viewership remains stable or slightly increased1. While the relationship between growth in these newer platforms and television viewership and ratings cannot be precisely known, we believe that these platforms provide incremental opportunity to monetize our viewership, develop audiences for our shows and strengthen our brands. We have implemented strategies to make content available wherever our audiences would like to view it in order to continue to maximize revenue and profitability from the distribution of our programming, including new and expanded third-party digital distribution arrangements, which are reflected in Affiliate Fees in our Consolidated Statements of Earnings. We have disclosed the impact of these arrangements in our 2011 Form 10-K and Q1 2012 Form 10-Q (see excerpts below):

2011 Form 10-K
“Domestic affiliate revenues increased 12%, principally reflecting rate increases. Domestic revenues also benefited from the availability of certain programming related to digital distribution arrangements. Excluding the impact of digital distribution arrangements, domestic affiliate revenue growth was in the high-single digits.”

Q1 2012 Form 10-Q
“Domestic and international affiliate revenues increased 16% and 18%, respectively. Excluding the impact of digital distribution arrangements, domestic affiliate revenue growth was in the high-single digits.”

We have also disclosed our strategy to “capitalize on opportunities created by the emergence of new digital distributors that have the scale and resources to compete with traditional media distributors” and “innovate in the distribution of content through new and existing platforms while continuing to protect our vast collection of intellectual property from theft through technology solutions, communications, legal enforcement and other activities” in the Business Strategy section of our 2011 Form 10-K.

Given the uncertainties in attempting to predict and measure consumer behavior, we do not believe we are in a position to reliably estimate future impacts of evolving consumer behavior and believe the existing disclosures included in our 2011 Form 10-K and Q1 2012 Form 10-Q provide the disclosures necessary for investors to understand the evolving nature of the distribution of our content across multiple platforms.

Filmed Entertainment, page 20

Adjusted Operating Income (Loss), page 20

4.
In light of your adjusted operating loss of $31 million in the quarter ended December 31, 2011 as compared with adjusted operating income of $68 million in the prior year quarter, please explain what you mean by a “difficult comparison against the benefit from the sale of the distribution rights to The Avengers and Iron Man 3 to Marvel in the prior year.”  As disclosed on page 39 of your Form 10-K, such benefit was approximately $115 million. Please provide a more meaningful explanation, citing factors that could have resulted in an adjusted operating loss for the quarter ended December 31, 2010 (or perhaps lower or de minimis adjusted operating income) absent the Marvel benefit, and those that accounted for your adjusted operating loss during the comparative

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1 Nielsen Television Audience Report 2010-2011

quarter in 2011. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

The Company uses the term “difficult comparison” to describe a comparison against an unusual or non-recurring favorable operating income item, such as the comparison against the non-recurring benefit generated in the quarter ended December 31, 2010 from the sale of the distribution rights to The Avengers and Iron Man 3 to Marvel. Excluding the benefit from the sale of the distribution rights to The Avengers and Iron Man 3 to Marvel, the adjusted operating loss at the Filmed Entertainment segment for the quarter ended December 31, 2010 would have been relatively in line with the adjusted operating loss for the quarter ended December 31, 2011.

On page 39 of our 2011 Form 10-K, we note that due to the marketing costs we incur before and throughout the theatrical release of a film, which are expensed as incurred, we typically incur losses with respect to a particular film prior to and during the film’s theatrical exhibition.
We also note that motion picture theatrical releases tend to be cyclical with increases during the summer months and around the holidays, particularly in the first quarter of our fiscal year.

Specifically with respect to the operating loss in the quarter, we also explain in detail the reasons for the changes in revenues and expenses in those respective sections of the Filmed Entertainment Results of Operations, which result in the operating loss. However, in response to the Staff’s comment we will include the following additional disclosure in the Adjusted Operating Income (Loss) section of the Filmed Entertainment Results of Operations in future filings (incremental disclosure in bold):

The adjusted operating loss of $31 million in the quarter ended December 31, 2011 as compared with adjusted operating income of $68 million in the prior year quarter principally reflects the difficult comparison against the benefit from the sale of the distribution rights to The Avengers and Iron Man 3 to Marvel in the prior year. The quarter also benefitted from profits on our current home entertainment releases, which were substantially offset by the impact of print and advertising expenses associated with the release of Mission: Impossible-Ghost Protocol.  The current period operating loss principally reflects losses on our current quarter theatrical releases due to the recognition of print and advertising expenses, partially offset by the profits on our current period home entertainment releases. In the prior year quarter, absent the Marvel benefit, Filmed Entertainment would have generated an operating loss principally reflecting the impact of print and advertising expenses associated with theatrical releases in the period.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325, as he is coordinating the Company’s response.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller (Chief Accounting Officer)
Viacom Inc.

cc:
Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
James W. Barge, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
William Coburn, PricewaterhouseCoopers LLP
James Deponte, PricewaterhouseCoopers LLP